[redacted]

SECUR[barcode]SION

15045177

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERPACIFIC INVESTORS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Cedar Street

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY LUNDGREN — (212) 400-7352 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP

(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)

OATH OR AFFIRMATION

I, BRIAN KLINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERPACIFIC INVESTORS SERVICES, INC., **as** of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
CHERYL LYNN BAGSTAD
MY COMMISSION EXPIRES
September 29, 2015

Brian Kline
Signature

EXECUTIVE VICE PRESIDENT
Title

Cheryl Lynn Bagstad
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Not Applicable).

☒ EXEMPTION REPORT REQUIRED BY SEC RULE 17-A5

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3)*

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

C O N T E N T S

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have audited the accompanying financial statements of Interpacific Investors Services, Inc. ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 26, 2015

INTERPACIFIC INVESTORS SERVICES INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Cash	$	3,414,855
Securities held for resale		9,258,412
Interest and commissions receivable		198,063
Receivable from affiliate		219,530
Prepaid expenses and deposits		13,433
Income tax receivable		89,000
	$	13,193,293

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing organization	$	5,972,342
Accounts payable and other liabilities		5,332
Commissions payable		99,196
Other		4,800
Total liabilities		6,081,670
Stockholder's equity		
Common stock, Class "A" voting, $.10 par value, 500,000 shares authorized, 52,541 issued and outstanding		5,254
Additional paid-in capital		2,577,540
Retained earnings		4,528,829
		7,111,623
	$	13,193,293

See Notes to Financial Statements

INTERPACIFIC INVESTOR SERVICES INC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

Revenue		
Commissions	$	956,838
Trading losses on securities held for resale		(215,100)
Interest and dividend income		426,807
Management services - related party		240,000
Total revenue		1,408,545
Expenses		
Commissions		572,968
Office salaries and benefits		214,165
Interest		196,114
Office expenses and miscellaneous		51,016
Taxes and licenses		25,217
Rent		23,580
Professional fees		22,051
Clearing fees		14,211
Insurance and bonds		2,086
Total expenses		1,121,408
Income before income tax expense		287,137
Income tax expense - current		109,619
Net income	**$**	**177,518**

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES INC.

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2013	5,254	$ 2,577,540	$ 4,351,311	$ 6,934,105
Net income			177,518	177,518
Balances, December 31, 2014	5,254	$ 2,577,540	$ 4,528,829	$ 7,111,623

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES INC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	177,518
Adjustments to reconcile net income to net cash flows from operating activities:		
Change in operating assets and liabilities		
Securities held for resale		(1,880,775)
Interest and commissions receivable		(52,802)
Prepaid expenses and deposits		(2,070)
Receivable from and payable to affiliates		(490,333)
Payable to clearing organization		2,354,214
Accounts payable and other liabilities		791
Commissions payable		(70,719)
Income taxes receivable/payable		(665,000)
Net cash flows from operating activities and decrease in cash		**(629,176)**
Cash Balance, beginning of year		4,044,031
Cash Balance, end of year	$	3,414,855
Supplemental Cash Flow Information		
Cash paid during year for interest	$	196,114
Cash paid during year for income taxes	$	774,619

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Interpacific Investors Services, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company trades securities, primarily corporate and municipal bonds, for customers through independent sales representatives, and trades and holds these types of securities for the Company's own account. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash and money market accounts in banks and other financial institutions. The Company has deposits in excess of federally insured limits.

Revenue Recognition

Securities transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis. Realized (calculated using the specific identification cost method) and unrealized gains and losses are reflected in the results of operations for the year. Interest and dividend income are recognized when they are earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for securities held for resale, which are stated at fair value in these financial statements. A general description of the securities is also included.

Securities held for resale consist of equity securities (primarily common stock and exchange-traded funds, or "ETFs"), municipal bonds, and corporate bonds (domestic and foreign).

The fair value of common stocks and ETFs is classified within Level 1 of the fair value hierarchy, consisting of quoted prices in the active markets. One issuer (Dynergy Inc) represents 75% of the common stock and ETF balances of December 31, 2014.

The fair value of municipal and corporate bonds is classified within Level 2 of the fair value hierarchy, consisting of quoted values in active markets for these bonds, but trades may not occur on December 31. Usually, trades occur within a few weeks of December 31 for the year under audit. Interest rate changes and changes in the credit rating of an issuer would be factored in, too if appropriate. Two issuers (Pima County Arizona Development Authority and Laurentian Energy Authority represent a total of 92% of the municipal bond balance as of December 31, 2014. Two issuers (Alaska Communications Systems and Global Bank Corporation Communications and Global Bank Corporation represent a total of 91% of the corporate bond balance as of December 31, 2014.

The fair value measurement of securities held for resale and investments is summarized as follows:

	Level 1	Level 2	Total
Securities Held for Resale			
Equity securities	$ 1,101,321		$ 1,101,321
Municipal bonds		574,363	574,363
Corporate bonds		7,582,728	7,582,728
Total securities held for resale	$1,101,321	8,157,091	9,258,412

Interest and Commissions Receivable

Receivables are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of those entities that owe it money, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2014, no allowance was considered necessary. If an allowance amount was established, any bad debt would be written off against it (when determined to be uncollectible).

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates. There were no deferred tax assets or liabilities at December 31, 2014.

The effective income tax rate varies from the statutory rate due to the Company having significant amounts of nontaxable municipal interest income.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2014. Tax years that remain subject to examination are the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the report of Independent Registered Public Accounting Firm.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions that require clearing services and maintains customer accounts on behalf of the Company. Amounts due to a clearing organization bear interest and the rate was 5% at December 31, 2014 (there is no maturity date with this payable). The amounts are secured by securities owned.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company also tries to minimize the credit risk (and also the market risk) by holding securities for generally less than 30 days.

The Company's counterparty risk is minimized by trading only with other broker-dealers and clearing trades via the Fedwire and the Depository Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Related Party Transactions

The Company is affiliated with other companies through common control. The Company has an office lease agreement with an affiliated company. The office space is leased under a non-cancelable operating lease expiring on December 31, 2015. Total minimum future lease payments under this non-cancelable operating lease are $23,580 for the year ending December 31, 2015.

The lease payments paid to this affiliated company amounted to $23,580 in 2014.

The Company provides management services to an affiliated company including accounting, leasing, and asset management. Management services income in 2014 was $240,000.

The Company also uses furniture and equipment owned by an affiliated company (without charge). Any charges that would be allocated to the Company are not material.

The Company also has a receivable with one affiliated entity. All receivables from related parties are considered current and are expected to be repaid in the near future. Management does not believe that any allowance is necessary for these receivables as of December 31, 2014.

Note 5. Contingencies, Commitments and Guarantees

Management of the Company believes that there are no contingencies, commitments (other than the non-cancellable lease agreement with an affiliate noted in Note 4), and guarantees that may result in a loss or future obligation as of December 31, 2014.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2014, was $100,000. At December 31, 2014, the Company had computed net capital of $ 5,073,820, which was in excess of the required net capital level by $ 4,973,820. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .021 to 1.

SUPPLEMENTARY INFORMATION

INTERPACIFIC INVESTORS SERVICES INC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2014

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 7,111,623
Deductions		
Receivable from affiliate	(218,920)	
Income tax receivable	(89,000)	
Prepaid expenses and deposits	(13,433)	(321,353)
Haircuts on security positions		
Securities owned		
Municipal debt securities	30,992	
Corporate debt securities	1,137,409	
Equity securities	165,198	
Money market accounts	40,518	
Undue concentration	342,333	
		1,716,450
Net capital		5,073,820
Minimum net capital		100,000
Excess net capital		$ 4,973,820

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and other liabilites	$5,332
Commission payable	99,196
Total aggregate indebtedness	$104,528

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	2.1%
Ratio of aggregate indebtedness to net capital	.021 to 1

INTERPACIFIC INVESTORS SERVICES INC.

SCHEDULE II

RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2014

Net capital per the broker's amended and unaudited Focus Report, Part IIA as per audited financial statements	$ 5,073,820

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Interpacific Investors Services, Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan L.L.P.

February 26, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

1

INTERPACIFIC INVESTORS SERVICES, INC.
119 Cedar St
Seattle, Washington 98121
206-269-5050 Fax: 206-269-5055

Exemption Report – 2014

Interpacific Investors Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. 240-17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240-15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. 240-15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. 240-15c3-3(k)(2)(ii) during the period of January 1, 2014 through December 31, 2014 without execption.

Interpacific Investors Services, Inc.

I, Brian Kline, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Brian Kline

Brian Kline, Executive Vice-President

Dated 2/25/15